Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of September 30, 2013:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder		Name, Type and Series of the	Updated Amount of	Percent Held		Percent Held (fully diluted)
No.	Holder Name	Security	Securities	% Capital	% Voting	% Capital	% Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993

2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	88,915,570.98	50.58	50.58	50.18	50.18

3	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series K Debentures	64,021,000

4	Gazit-Globe Holdings (1992) Ltd.	Series B Debentures	172,729,664

5	Dor J.Segal	Ordinary Shares	720,000	0.41	0.41	0.41	0.41

6	Haim Ben-Dor	Ordinary Shares	74,993	0.04	0.04	0.04	0.04

7	Haim Ben-Dor	Series C Debentures	611,949.10

8	Haim Ben-Dor	Series D Debentures	111,300

9	Haim Ben-Dor	Series F Debentures	1,789,009.50

10	Haim Ben-Dor	Series K Debentures	445,400

11	Arie Mientkavich	Ordinary Shares	55,675	0.03	0.03	0.20	0.20

12	Arie Mientkavich	Unregistered Options	100,000

13	Arie Mientkavich	Unregistered Options	143,678

14	Arie Mientkavich	RSU	15,816

15	Arie Mientkavich	PSU	35,786

16	Shaiy Pilpel	Unregistered Options	10,700			0.01	0.01

17	Yair Orgler	Unregistered Options	12,400			0.01	0.01

18	Yair Orgler	Series C Debentures	0

19	Yair Orgler	Series D Debentures	300,000

20	Yair Orgler	Series F Debentures	42,540

21	Yair Orgler	Series I Debentures	0

22	Yair Orgler	Series K Debentures	250,000

23	Noga Knaz	Unregistered Options	4,800			0.00	0.00

24	Ronnie Bar-On	Series J Debentures	40,000

25	Aharon Soffer	Ordinary Shares	20,000	0.01	0.01	0.12	0.12

26	Aharon Soffer	Unregistered Options	190,000

27	Migdal Insurance & Financial Holdings Ltd.	Ordinary Shares	9,283,381	5.28	5.28	5.24	5.24

28	Migdal Insurance & Financial Holdings Ltd.	Series A Debentures	10,501,574

29	Migdal Insurance & Financial Holdings Ltd.	Series C Debentures	39,151,154

30	Migdal Insurance & Financial Holdings Ltd.	Series D Debentures	158,478,992

31	Migdal Insurance & Financial Holdings Ltd.	Series E Debentures	39,309,924

32	Migdal Insurance & Financial Holdings Ltd.	Series F Debentures	80,002,441

33	Migdal Insurance & Financial Holdings Ltd.	Series I Debentures	58,600,535

34	Migdal Insurance & Financial Holdings Ltd.	Series J Debentures	88,785,563

35	Migdal Insurance & Financial Holdings Ltd.	Series K Debentures	34,572,970

36	Mawer Investment Management ltd	Ordinary Shares	9,146,237	5.20	5.20	5.16	5.16

B. Officers in the Company (other than the President)

Holder		Name, Type and Series of the	Updated Amount of	Percent Held		Percent Held (Fully Diluted)
No.	Holder Name	Security	Securities	% Capital	% Voting	% Capital	% Voting
37	Gil Kotler	Ordinary Shares	20,945	0.01	0.01	0.11	0.11

38	Gil Kotler	Unregistered Options	43,750

39	Gil Kotler	Unregistered Options	95,584

40	Gil Kotler	RSU	13,382

41	Gil Kotler	PSU	29,470

42	Varda Zuntz	Ordinary Shares	50,037	0.03	0.03	0.08	0.08

43	Varda Zuntz	Unregistered Options	25,000

44	Varda Zuntz	Unregistered Options	38,234

45	Varda Zuntz	RSU	5,353

46	Varda Zuntz	PSU	11,788

47	Eran Ballan	Unregistered Options	32,500			0.10	0.10

48	Eran Ballan	Unregistered Options	95,584

49	Eran Ballan	RSU	13,382

50	Eran Ballan	PSU	29,470

51	Rami Vaisenberger	Unregistered Options	17,500			0.06	0.06

52	Rami Vaisenberger	Unregistered Options	57,351

53	Rami Vaisenberger	RSU	8,029

54	Rami Vaisenberger	PSU	17,682

55	Ronen Geles	Unregistered Options	10,000	0.04	0.04

56	Ronen Geles	Unregistered Options	38,234

57	Ronen Geles	RSU	5,353

58	Ronen Geles	PSU	11,788

59	Shlomi Drori	Unregistered Options	38,234	0.03	0.03

60	Shlomi Drori	RSU	5,353

61	Shlomi Drori	PSU	11,788

62	Shlomo Cohen	Unregistered Options	7,500	0.02	0.02

63	Shlomo Cohen	Unregistered Options	14,994

64	Shlomo Cohen	RSU	4,198

65	Adi Tamir	Unregistered Options	1,875	0.01	0.01

66	Adi Tamir	Unregistered Options	9,371

67	Adi Tamir	RSU	2,264

68	Adi Tamir	Series D Debentures	10,309

Changes in holdings during September of 2013

Name of the Holder: Arie Mientkavich

Holder Number: 13 (Unregistered Option)

Type of Holder: Deputy Chairman of the Board

Registration Number: 000129320

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260579

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 143,678

Name of the Holder: Arie Mientkavich

Holder Number: 14 (RSU)

Type of Holder: Deputy Chairman of the Board

Registration Number: 000129320

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260587

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 15,816

Name of the Holder: Arie Mientkavich

Holder Number: 15 (PSU)

Type of Holder: Deputy Chairman of the Board

Registration Number: 000129320

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260595

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 35,786

Name of the Holder: Yair Ernst Orgler

Holder Number: 18 (Series C Debentures)

Type of Holder: Director

Registration Number: 001210541

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260306

Balance held by Holder at the end of the previous month (prior report): 70,000

Change in the number of securities: -70,000

Name of the Holder: Yair Ernst Orgler

Holder Number: 20 (Series F Debentures)

Type of Holder: Director

Registration Number: 001210541

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260405

Balance held by Holder at the end of the previous month (prior report): 132,540

Change in the number of securities: -90,000

Name of the Holder: Yair Ernst Orgler

Holder Number: 21 (Series I Debentures)

Type of Holder: Director

Registration Number: 001210541

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260462

Balance held by Holder at the end of the previous month (prior report): 68,000

Change in the number of securities: -68,000

Name of the Holder: Yair Ernst Orgler

Holder Number: 22 (Series K Debentures)

Type of Holder: Director

Registration Number: 001210541

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260546

Balance held by Holder at the end of the previous month (prior report):0

Change in the number of securities: 250,000

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 27 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 10,681,488

Change in the number of securities: -1,398,107

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 28 (Series A Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260165

Balance held by Holder at the end of the previous month (prior report): 10,763,072

Change in the number of securities: -261,498

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 29 (Series C Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260306

Balance held by Holder at the end of the previous month (prior report): 39,157,321

Change in the number of securities: -6,167

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 30 (Series D Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260397

Balance held by Holder at the end of the previous month (prior report): 158,965,683

Change in the number of securities: -486,691

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 31 (Series E Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260421

Balance held by Holder at the end of the previous month (prior report): 39,266,288

Change in the number of securities: 43,636

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 32 (Series F Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260405

Balance held by Holder at the end of the previous month (prior report): 77,557,498

Change in the number of securities: 2,444,943

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 33 (Series I Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260462

Balance held by Holder at the end of the previous month (prior report): 58,727,503

Change in the number of securities: -126,968

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 34 (Series J Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260488

Balance held by Holder at the end of the previous month (prior report): 88,625,584

Change in the number of securities: 159,979

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 35 (Series K Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260546

Balance held by Holder at the end of the previous month (prior report): 34,441,303

Change in the number of securities: 131,667

Name of the Holder: Mawer Investment Management Ltd

Holder Number: 36 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 2010376289

Citizenship/Country of Registration or Incorporation: Canadian Cooperation

Country of Citizenship/Corporation or Registration: Canada

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 01

Change in the number of securities: 9,146,237

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman and may also be deemed to be controlled by Mr. Dori Segal and Ms. Erica Ottosson

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

[1]	As Mawer Investment Management Ltd. was not an interested party in the previous report, the Company does not have a record of Mawer’s share holdings for this period. As such, it is reported as 0.